MDU Communications International, Inc.
60-D Commerce Way
Totowa, NJ 07512

October 15, 2007

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
Unites States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Comment Letter of October 1, 2007 to MDU Communications International, Inc. Form 10-K for the Fiscal Year Ended September 30, 2006; Filed January 2, 2007 File No. 000-26053

Dear Mr. Spirgel:

In response to the follow up Comment Letter we received from the Division of Corporate Finance (the “Division”) on October 1, 2007 regarding the Annual Report on Form 10-K for MDU Communications International, Inc. (the “Company”) filed on January 2, 2007, we hereby respond as follows:

1.	EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), as Adjusted, Serves the Company as a Performance Metric.

As noted by the Division, the Company made reference in its September 12, 2007 Response Letter (“Response Letter”) that EBITDA, as adjusted, was an important performance metric, however, it was also referenced in the light of liquidity. These general references to liquidity were qualified in the Company’s Response Letter as “Investors have advised the Company that this non-GAAP measure is a beneficial way of…determining the ability of our current and projected subscriber base to fund required and discretionary spending for growth initiatives.” The Company has been informed that these analysts, with a sophisticated knowledge of financial statements, may use EBITDA, as adjusted, as a liquidity measure. The Company itself, at this time, does not use EBITDA, as adjusted, to evaluate its liquidity. Company management uses EBITDA, as adjusted, as a supplementary non-GAAP operating performance measure to assist with its overall evaluation of Company performance relative to historical analysis and outside peer group companies. In addition, the Company uses EBITDA as an operating performance measure in financial presentations to the Company’s Board of Directors, stockholders, various financing institutions and note holders (participating in the September 11, 2006 Credit Facility), as a supplemental non-GAAP operating measure to assist in their evaluation of the Company’s performance.

Should the Company begin using EBITDA, as adjusted, as a measure of liquidity, it will make the required public disclosure of reconciling this non-GAAP measure to cash flow from operating activities.

2.	EBITDA, as Adjusted, Disclosed as a Financial Covenant under the Credit Facility.

In the Company’s Response Letter, it mentioned EBITDA, as adjusted, as a covenant in the Loan and Security Agreement the Company entered into on September 11, 2006 with FCC, LLC, d/b/a First Capital, and Full Circle Funding, LP for a senior secured $20,000,000 Credit Facility. This is not a financial covenant per se, but an agreed upon covenant of continued positive EBITDA, as adjusted, in order for the Company to access additional traunches of the Credit Facility. The Loan and Security Agreement, and collateral agreements, have been disclosed and were filed as an exhibit pursuant Form 8-K on September 15, 2006.

The Company believes that the covenant is a material term of the Credit Facility and that information about the covenant is material to an investor's understanding of the Company's future financial condition, which is why it has been routinely, but only generally, disclosed in the Company’s MD&A that “the Company comply with a quarterly covenant of positive EBITDA [as adjusted].” In the future, the Company’s filings will elaborate on the covenant pursuant to the Division’s referenced Question 10 to FAQ Regarding the Use of Non-GAAP Financial Measures. As such, the Company will disclose that the $20M Credit Facility is material and the covenant regarding EBITDA, as adjusted, is a covenant precedent to being able to access additional traunches of financing. There is not a required specific target for EBITDA, as adjusted, set forth in the Loan and Security Agreement, just that it is to remain positive (based on a trailing twelve month average as measured at the end of each month) for the Company to be able to draw the third and fourth $5 million traunches of the Credit Facility.

To date, the Company has satisfied this covenant and was able to access the third traunch in the Credit Facility of an additional $5 million. The Company believes that there is a reasonable likelihood of continued compliance. Non-compliance with the covenant is not a term of default, but may limit the Company’s access to the additional traunch of funds, which may have the affect of the Company having to reduce its rate of growth.

3.	Clarification of the Company’s DIRECTV Equipment Discount as Deferred Revenue.

As previously mentioned in the Company’s Response Letter, it records deferred revenue that partially consists of a discount received from DIRECTV for certain equipment (set-top receivers). Due to the fact that the Company depreciates this equipment over seven years, the discount received for the set-top receivers has also been recognized over the seven years. The portion that is not recognized within twelve months (current) is set forth in the long term portion of the deferred revenue.

According to EITF abstract issue number 02-16, the Task Force reached a consensus that “cash consideration received by a customer from a vendor is presumed to be a reduction of the price of the vendor’s products or services and, should, therefore, be characterized as a reduction of cost of sales when recognized in the customer’s income statement.” Applied to the situation of the Company, the discount offered by the vendor is actually a prepaid commission owed by DIRECTV to the Company, but paid through the Company’s vendor. In other words, DIRECTV directly pays the vendor the commission and in turn the vendor sells the Company the equipment at full price and offsets the invoice for the equipment purchased by that specific commission. The Company contends that since the reduction in the equipment price is a result of a commission paid to the vendor on the Company’s behalf, it is to be treated as revenue. This treatment is also consistent with the intent of the contractual agreement between the Company and DIRECTV and applies only to “specific” subscriber types. Additionally, the cost of the equipment does not flow through the Company’s cost of sales. The equipment remains the property of the Company and goes from inventory into fixed assets once it is deployed to a property or into a customer’s unit. As such, the equipment is depreciated over seven years and to match revenue and expenses, the revenue derived from the commission paid by DIRECTV to the Company vendor for Company purchased equipment is deferred and matched with the depreciation expense. Therefore, the Company believes that its accounting treatment of the deferred revenue is correct.

However, the above argument may be moot in that the Company recently entered into a new agreement with DIRECTV on June 1, 2007 and in this new agreement, it is the intent that these set-top receivers, regardless of subscriber type, will be discounted as a reduction of the cost of the equipment. This equipment will be subject to EITF 02-16 and will be accounted for in this manner starting with the Company’s fiscal year 2008 beginning on October 1, 2007.

In response to the Division’s request for five (5) years of historical information on this subject, fiscal year ended September 2005 is the first year in which this commission was offered by DIRECTV. The breakdown since the inception of this commission is as follows and indicates that the revenue impact as it relates to total revenue is less than a half of one percent (0.5%) and is not material:

Year Ended / Interim Period Ended	Total Commission	Revenue Recognition	Balance Deferred	Period Revenue

Fiscal year ended Sept. 30, 2005	$163,802	$33,305	$130,497	$9,142,228
Fiscal year ended Sept. 30, 2006	189,959	22,347	$298,109	13,366,205
Interim period ended Dec. 31, 2006	19,014	12,347	$304,776	3,934,350
Interim period ended March 31, 2007	39,063	13,432	$330,407	3,981,485
Interim period ended June 30, 2007	78,872	15,937	$393,342	3,956,978
Total	$490,710	$97,368		$34,381,246

It should also be noted that reclassifying the revenue as a reduction to cost of sales would have no impact on the Company’s net loss and would not impact any of the Company’s performance measures in any way.

4.	The Company Operates in Four Geographic Regions, which the Company Aggregates Pursuant to SFAS No. 131, Paragraph 17.

As discussed in the Response Letter, the Company operates in one reported operating segment - communication services to the residential multi-dwelling unit industry. Within communication services there are three main communication products, (i) direct-to-home digital satellite television programming, (ii) private cable analog television programming, and (iii) high-speed Internet services, all of which are sold and maintained through four Company regional United States offices. Performance of the Company, and its three main products, is evaluated by the Company's Chief Executive Officer based on geographic and total Company results. There are no segment or product managers. All of the products (in all geographic regions) are delivered over common wiring and common equipment, by common technicians and installers trained in all three products, are thereafter maintained and serviced during common service visits and customer issues are handled through a common call center.

Regarding aggregation of operating segments (and specifically geographic regions in the case of the Company), under SFAS 131 paragraph 17, two or more operating segments may be aggregated into a single operating segment for financial reporting purposes if the segments have similar long-term financial performance due to similar economic characteristics. As an example, similar long-term average gross margins would be expected if their economic characteristics were similar. In addition to economic similarity, the segments must be similar in the following areas: 1) the nature of products and services; 2) the nature of the production processes; 3) the type or class of customer for the products and services; 4) the methods used to distribute the products or provide their services, and; 5) the nature of the regulatory environment. We believe each of the Company's four geographic regions meet these five criteria. Specifically, 1) the products and services the Company offers are absolutely identical in each region, 2) there is no production process, but the sales, marketing and installation process is standardized and identical in each region, 3) the type and class of customer is absolutely identical in that the Company caters only to residents living in multi-dwelling unit properties across all regions, 4) the methods to distribute the goods and provide the services are identical because the products are the same, installation is the same, and marketing and sales functions are standardized, and 5) the regulatory environment is similar since the Company is a reseller of services and does not cross public rights of way, and is therefore not subject to local franchise laws.

As for performance, there are only a few metrics that the Chief Executive Officer reviews. Generally, the differences are for expenses that may vary from region to region due to costs of living, salary requirements, shipping costs, some seasonality, and density of multi-dwelling units in the geographic region. An historic analysis (the Company has only been measuring the performance on a regional basis since fiscal 2006) is set forth below regarding the most important regional factors and the specifically Division requested gross margins:

SUBSCRIBER GROWTH
Year Ended / Interim Period Ended	Northeast	Mid-Atlantic		Southeast	Midwest

Fiscal year ended September 30, 2006	15,211	9,353		10,322	11,767
Interim period ended December 31, 2006	15,029	9,251		12,213	12,346
Interim period ended March 31, 2007	15,923	9,590		13,099	12,769
Interim period ended June 30, 2007	15,455	9,582		15,757	13,253

REVENUE GROWTH
Year Ended / Interim Period Ended	NE	MA		SE	MW

Fiscal year ended September 30, 2006	$4,598,424	$2,734,049		$2,902,812	$3,130,920
Interim period ended December 31, 2006	$1,298,226	$652,260		$928,887	$1,054,977
Interim period ended March 31, 2007	$1,240,126	$658,954		$1,024,847	$1,057,558
Interim period ended June 30, 2007	$1,220,448	$701,224		$1,015,831	$1,019,475

GROSS MARGIN (%)
Year Ended / Interim Period Ended	NE	MA		SE	MW

Fiscal year ended September 30, 2006	62%	71%		55%	54%
Interim period ended December 31, 2006	62%	65%		58%	60%
Interim period ended March 31, 2007	54%	65%		54%	58%
Interim period ended June 30, 2007	56%	61%		51%	53%
Average Historical Gross Margin	59.5%	67.5%	*	54.5%	55.5%

* The Mid-Atlantic operates at a higher gross margin partially because it does not incur the expense of a separate general manager as do the other regions.

Because the Company believes that its geographic regions meet the paragraph 17 test and because gross margins generally fall within ten percent of each other, aggregation of these geographic regions is appropriate pursuant to SFAS No. 131.

Acknowledgement.

The Company agrees, understands and acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding our responses to this Comment Letter or require additional information or clarification, please feel free to contact me at (973) 237-9499, x4034. Thank you.

Yours very truly,

/s/ Bradley D. Holmstrom

Bradley D. Holmstrom
General Counsel